UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.

Level 11, 459 Collins
Melbourne VIC 3000
Australia
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events.

Initial Public Offering

On November 15, 2010, Australia Acquisition Corp. (the “Company”) announced that it had priced its initial public offering (the “IPO”).  The Company entered into various written agreements in connection with the IPO and filed a Report of Foreign Private Issuer on Form 6-K on November 15, 2010 to file executed copies of such agreements.  On November 19, 2010, the Company announced that it had consummated its IPO of 6,400,000 units (the “Units”), each unit  consisting of one ordinary share, par value $0.001 per share (the “Ordinary Shares”), and one warrant (the “Warrants”) to purchase one Ordinary Share.  The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $64,000,000.  Cohen & Company Capital Markets, LLC acted as the representative of the several underwriters of the IPO.  A copy of the Company’s press release announcing the consummation of the IPO is attached hereto as Exhibit 99.2 to this amended Report of Foreign Private Issuer on Form 6-K.

Prior to the consummation of the IPO, the Company completed a private placement (the “Private Placement”) of an aggregate of 8,000,000 warrants (the “Private Placement Warrants”) to the Company’s executive officers and directors (the “Private Placement Investors”) at a price of $0.50 per Private Placement Warrant for an aggregate purchase price of $4,000,000.  The Private Placement Warrants are substantially similar to the Warrants included in the Units sold in the IPO, except that the Private Placement Warrants: (i) will be held in escrow until 90 days following the consummation of the initial business transaction; (ii) are non-redeemable by the Company so long as they are held by the Private Placement Investors or their permitted transferees; and (iii) may be exercised by the Private Placement Investors or their permitted transferees on a cashless basis at any time they are exercisable.

A total of $64,640,000 of the net proceeds from the IPO and the Private Placement were placed in a trust account established for the benefit of holders of the Ordinary Shares contained in the Units sold in the IPO.  Audited financial statements as of November 19, 2010 reflecting receipt of the proceeds upon consummation of the IPO and the Private Placement have been issued by the Company and are included as Exhibit 99.3 to this amended Report of Foreign Private Issuer on Form 6-K.

Financial Statements and Exhibits.

99.2	Press Release, dated November 19, 2010.

99.3	Audited Financial Statements of Australia Acquisition Corp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 24, 2010	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
Name: Peter Ziegler
Title: Chief Executive Officer